July 18, 2016

VIA EDGAR AND E-MAIL

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-212093

Dear Ms. Ravitz:

In connection with the above-referenced Registration Statement, we wish to advise you that between July 11, 2016 and the date hereof we effected the distribution of approximately 1,851 copies of the Company’s Preliminary Prospectus dated July 11, 2016 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. EST on July 20, 2016, or as soon thereafter as practicable.

Very truly yours, J.P. MORGAN SECURITIES LLC, MORGAN STANLEY & CO. LLC, As Representatives of the several Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Geoff Paul
Name:	Geoff Paul
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name:	Lauren Garcia Belmonte
Title:	Vice President